

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016645

March 5, 2003

Richard G. and Geraldine L. Crouch
1722 Ridgeview Drive
San Diego, CA 92105

Re: Sempra Energy
Reconsideration request dated January 7, 2003

Dear Mr. and Mrs. Crouch:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to Sempra Energy by Richard G. and Geraldine L. Crouch. On December 19, 2002, we issued our response expressing our informal view that Sempra Energy could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017



Gary Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
GKyle@sempra.com

November 20, 2002

Exchange Act Rule 14a-8(i)(7)

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal – Terms of Employee Stock Options – Securities Exchange Act Rule 14a-8(i)(7)

Ladies and Gentlemen:

Sempra Energy has received from Richard G. and Geraldine L. Crouch a shareholder proposal (Appendix A) for its annual meeting of shareholders to be held on May 8, 2003. We intend to omit the proposal from our annual meeting proxy materials pursuant to Rule 14(a)-8(i)(7) under the Securities Exchange Act of 1934.

The proposal relates to the terms for employee stock options and other stock-based employee compensation. It is virtually identical to a proposal that Mr. and Mr. Crouch submitted for our 2001 annual meeting and which the Staff concluded could be omitted from our proxy materials "as relating to [Sempra Energy's] ordinary business operations (i.e., general compensation matters)." See, Sempra Energy (January 30, 2001) attached as Appendix B.

On behalf of Sempra Energy, I request the Staff to confirm that it will not recommend to the Commission any enforcement action in respect of the omission of Mr. and Mrs. Crouch's from our proxy materials.

In support of this request and pursuant to Rule 14a-8(j), I am filing six copies of this letter to each of which is attached a copy of Mr. and Mrs. Crouch's proposal and the Staff's decision concurring in the omission of their substantially identical earlier proposal.

The Proposal

Mr. and Mrs. Crouch's proposal recommends that "no stock options and/or stock derivatives for Sempra Energy or subsidiaries be issued except under the following conditions":

1. Conditions relating to the initial exercise price (not less than the previous two-year closing high, last issue price or net book value);

2. Provisions for exercise price escalation (inflation plus 3% minus dividends paid) and a prohibition on exercise price reduction;

3. Limitations on maximum annual number of shares (2% of outstanding shares); and

4. Prohibitions on reissuance and post-issuance amendment of terms.

The proposal is word-for-word identical (except for the deletion of an additional element to prohibit other sales of stock at less than 95% of current price) to the proposal that Mr. and Mrs. Crouch submitted for our 2001 annual meeting. And, as with the earlier proposal, it is not limited to executive compensation but relates to stock option and other stock-based compensation of all employees.

The supporting statement for the proposal notes, as did the supporting statement for the earlier proposal, that both "officers and employees" hold Sempra Energy stock options and they "are an excellent tool for rewarding executives and employees for truly outstanding performance." Indeed, the supporting statement for the current proposal is virtually identical to that of the earlier proposal except for three additional sentences one of which states that "we do not want *any person* [emphasis added] working for the company who will not work without an option plan that is in the money before the shareholders receive a return of 3% plus inflation."

Omission of the Proposal as Relating to Ordinary Business Operations

Rule 14(a)-8(i)(7) permits the omission from proxy materials of shareholder proposals that deal with matters relating to a company's ordinary business operations.

"Ordinary business" is a term-of-art that the Commission has described as "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The Commission has stated that two central considerations support the policy underlying the ordinary business exclusion: First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, a shareholder proposal should not seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. See Exchange Act Release No. 34-40018 (May 21, 1998).

Employee compensation is, of course, a highly important but nonetheless routine business matter. It is necessarily entrusted by shareholders to corporate management who has the knowledge of competitive conditions, employee incentives and other expertise to determine appropriate compensation terms.

Accordingly, it has been the Staff's long-standing position that shareholder proposals relating to "general compensation issues" may be omitted from proxy materials as relating to ordinary business operations. See, for example, E.I. duPont de Nemours and Company (March 15, 2001) (proposal to limit employee bonus payments). In contrast, proposals relating to senior executive compensation present "significant policy implications" and, therefore, must be included in proxy materials. See Reebok International Limited (March 16, 1992); Exchange Act Release No. 34-12999 (November 22, 1976).

This distinction between executive compensation and general compensation matters has been followed by the Staff since Chairman Breeden announced the Commission's revised position on executive compensation proposals in 1992. See Executive Compensation Disclosure, Exchange Act Release No. 34-30851 (June 23, 1992). In instances where a proposal relating to employee compensation is not limited to the compensation of senior executives, the Staff has found that the proposal involves a company's ordinary business operations and may be properly omitted from proxy materials.

Sempra Energy provides employees with stock option and other stock-based compensation awards under a 1998 Long Term Incentive Plan and an Employee Stock Incentive Plan.[1] Neither of these plans limits participation to officers. The former permits grants to "officers and other key employees" of Sempra Energy and its subsidiaries and the latter to all employees other than executive officers. Under these plans, Sempra Energy has granted stock option and other stock-based awards under these plans to over 350 employees of whom only 12 were executive officers.[2]

As noted above, the Staff has concluded that Mr. and Mrs. Crouch's earlier proposal that is virtually identical to their current proposal could be omitted from our 2001 proxy materials.[3] See, Sempra Energy (January 30, 2001) attached as Appendix B. That conclusion is entirely consistent with the Staff's prior conclusions regarding proposals relating to employee stock options and other stock-based employee compensation. For example, in Archer Daniels

---

1 Sempra Energy also has a 1998 non-employee directors' stock plan under which non-employee directors receive an initial grant of stock options for 15,000 shares and annual grants of stock options for 5,000 shares. These options are granted at dates fixed by the plan and at an exercise price of 100% of the fair market value of the option shares on the grant date.

2 All options are granted at an exercise price of not less than 100% of the fair market value of the option shares on the grant date and may not be repriced.

3 The Division of Corporation Finance has recently concluded that proposals for shareholder approval of equity compensation plans that relate only to senior executive officers and directors or that may involve material dilution may not be omitted from proxy materials. However, the Division's release specifically notes (in note 8) that it addresses only proposals relating to shareholder approval of equity compensation plans and does not address or comment on any other positions concerning proposals relating to equity or cash compensation. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002).

Midland Company (August 23, 2000) the Staff concurred in the omission of a proposal to require that stock options be granted at the highest historical closing price. Similarly, in Bio-Technology General Corp. (April 28, 2000), AT&T Corp. (February 28, 2000) and Central and South West Corporation (November 26, 1996) the Staff concurred in the omission of proposals to index stock options for inflation.

The Staff has continued to follow these precedents.[4] For example, just this year, the Staff concluded that Nortel Networks could omit a proposal to allow employees whose employment had terminated to continue to exercise stock options until the options would otherwise have expired. Nortel Networks Corporation (February 28, 2002). And in ConAgra the Staff concurred in the omission of a proposal to require the company's growth rate to exceed an index rate before employee stock options would vest. ConAgra Foods, Inc. (June 8, 2001).

Accordingly, Sempra Energy may properly omit and intends to omit Mr. and Mr.s. Crouch's proposal from its annual meeting proxy materials pursuant to Rule 14a-8(i)(7). Please confirm that the Staff will not recommend to the Commission any enforcement action if the proposal is so omitted.

To assist us in preparing our proxy materials, we would very much appreciate the Staff's response to this letter by February 1, 2003. If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me at (619) 696-4373.

Very truly yours,



Gary W. Kyle
Chief Corporate Counsel

GWK:mb
#117181

Attachments

cc: Richard and Geraldine Crouch
1722 Ridgeview Dr.
San Diego, CA 92105

---

[4] Indeed, the only recent decisions of which we are aware in which the Staff has failed to concur in the omission of proposals relating to the terms of employee stock options and other stock-based employee compensation are proposals (unlike the proposal from Mr. and Mrs. Crouch) as to which it was unclear if they were directed only to executive officers and in which the staff has permitted the proponent to so amend the proposal as an alternative to omission [see, for example, El Paso Energy Corporation (January 8, 2001) and Aetna, Inc. (February 1, 1999)]; proposals raising significant policy issues [see General DataComm Industries (December 9, 1998) proposal to prohibit option repricing]; and proposals submitted during the period in which the Staff had determined not to express any view regarding the ordinary business operations exclusion pending the resolution of then ongoing litigation [see San Diego Gas & Electric Corporation (January 10, 1995)].

Appendix A

Appendix A

October 30, 2002

TO: Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, California 92101-3017

We are Sempra Energy stockholders of record of 2248 Shares of stock and beneficial owners of 2000 shares of stock held in street name with Merrill Lynch account number 213-22627.

At the next annual meeting, we intend to present the following proposal for stockholder consideration, and request that the proposal be included in the proxy material for the next annual meeting.

RESOLVED:

"Recommend: That no stock options and/or stock derivatives for Sempra Energy or subsidiaries be issued except under the following conditions.

1. The exercise price shall not be less than the closing price for any day during the previous two years, the last issue price or the net book value.

2. The exercise price shall also be increased each year by three per cent, plus the yearly inflation rate minus dividends paid. In no case shall the yearly exercise price be reduced.

3. The maximum number of stock options or derivatives issued each year may not exceed two per cent of the number of shares outstanding.

4. Options or derivatives once issued shall not be reissued or the terms changed.

REASONS: Stock options and derivatives are an excellent tool for rewarding executives and employees for truly outstanding performance. Most plans (including Sempra Energy) are structured so even below-average performers may be given undeserved rewards. This results in an unwarranted dilution of stockholder equity. Two years ago Sempra reduced stock dividends; this can only enrich stock option holders at the expense of shareholders. The only stock option holders are officers and employees of the company. Officers of the company receive very generous salaries, bonuses, long term incentives and a very generous retirement. Stock options should be granted only for above average long term performance.


RECEIVED
NOV - 1 2002
T.C. SANGER

Unless an escalation factor is added to the exercise price, the option holder may make a profit on the option even though the total performance is below the inflation rate and a 3% return. As shareholders, we do not want any person working for the company who will not work without an option plan that is in the money before the shareholders receive a return of 3% plus inflation.

The split adjusted price per share in January, 1990, was about $22.00 per share. It is lower today after the best stock market performance in history. Yet, due to normal price fluctuations, many stock option holders have made a profit resulting in equity dilutions.

This is proposed as a matter of corporate policy not an ordinary business operation. In this era of corporate transparency and stockholder concerns, adoption of this proposal will put Sempra Energy in the vanguard of companies dedicated to fairness to chareholders.

Richard G. Crouch — Richard G. Crouch

Geraldine L. Crouch — Geraldine L. Crouch

Richard G. and Geraldine L. Crouch
1722 Ridgeview Drive
San Diego, California 92105
619-264-2574

Appendix B

Appendix B

2001 SEC No-Act. LEXIS 158

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 30, 2001

CORE TERMS: stock, staff, proxy, omission, shareholder, derivative, stock option, stock-based, exercise price, holder, dilution, concurred, issuance, proponent, Shareholder Proposal Rule, per share, sempra, recommend, annual meeting, inflation rate, stockholder, subsidiary, intend, book value, finance, outstanding, omit, contravening, unwarranted, escalation

[*1] Sempra Energy

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 30, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance
Re: **Sempra Energy**
Incoming letter dated December 20, 2000

The proposal recommends limitations on the issuance of stock options and stock derivatives of **Sempra Energy** and its subsidiaries.

There appears to be some basis for your view that **Sempra Energy** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if **Sempra Energy** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Sempra Energy** relies.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: Sempra

Energy

101 Ash Street

San Diego, CA 92101-3017

Tel: 619.696.4373

Fax: 619.696.4670

gkyle@sempra.com

December 20, 2000

Exchange Act Rules
14a-8(c)
14a-8(i)(7)

Securities and Exchange Commission
450 Fifth St., NW
Judiciary Plaza
Washington, DC 20549

Attn.: Office of the **[*2]** Chief Counsel
Division of Corporation Finance

Re: **Shareholder Proposal - Securities Exchange Act Rule 14a-8**

Ladies and Gentlemen:

Sempra Energy has received from Richard G. and Geraldine L. **Crouch** a proposal pursuant to the Shareholder Proposal Rule for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 1,2001.

The proposal, for the most part, relates to the terms and conditions for employee stock option and other stock-based compensation. But it also relates to the price at which **Sempra Energy** may otherwise sell its shares. Both of these aspects of the proposal relate to ordinary business operations (compensation of employees generally and terms for raising capital) and permit **Sempra Energy** to omit the proposal from its proxy materials under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. In addition, the combination of the two into a single submission results in the proposal constituting multiple proposals contravening the single proposal limitation of Rule 14a-8(c).

On behalf of **Sempra Energy,** I am requesting the Staff of the Division of Corporation Finance to confirm that it will not recommend to the Commission any enforcement **[*3]** action in respect of **Sempra Energy's** omission of Mr. and Mrs. **Crouch's** proposal from its proxy materials.

In support of this request and pursuant to Rule 14a-8(j), I am filing six copies of this letter to each of which is attached a copy of Mr. and Mrs. **Crouch's** proposal as amended (Appendix A), as well as correspondence (Appendices B, C, and D) between **Sempra Energy** and the proponents.

The Proposal

Mr. and Mrs. **Crouch's** proposal together with the related supporting statement, as amended, is attached as Appendix A to this letter.

In summary, the proposal recommends that "no stock options and/or derivatives for **Sempra Energy** or its subsidiaries be issued except under the following conditions."

1. Conditions relating to the initial exercise price (not less than previous two year closing high, last issue price or net book value);

2. Provisions for exercise price escalation (inflation rate plus 3% minus dividends paid) and a

prohibition on exercise price reduction;

3. Maximum annual number of share limitations (2% of outstanding shares);

4. Prohibitions on reissuance and post-issuance amendment of terms; and

5. "No other stock may be sold at less than 95% of current price." **[*4]**

The first four elements of the proposal clearly relate to stock option and other stock-based compensation of employees generally. The supporting statement notes that both "officers and employees" hold stock options and that they "are an excellent tool for rewarding executives and employees for truly outstanding performance." n1 It also expresses concerns that (without the proponents' conditions) "even below average performers may profit" with resulting "unwarranted dilution of stockholder equity."

n1 Indeed, upon being advised that **Sempra Energy** grants stock options not only to executives but to a much larger group of employees (see Appendix C) the proponents amended their supporting statement (see Appendices B and D) to refer (in two places) to both "executives and employees."

But, unlike the first four elements, the final element of the proposal (a prohibition on stock sales at less than 95% is not limited to compensation issues. Instead, it appears to apply to any issuance of stock including ordinary capital-raising transactions. It apparently is driven by the proponents' dilution concerns rather than the "undeserved profit" concerns that (together with dilution concerns) **[*5]** drive the employee stock-based compensation elements of their proposal.

Sempra Energy views this general stock issuance aspect of the proposal as a second proposal that has been improperly combined with a employee stock-based compensation proposal into a single submission contravening the one proposal limitation of the Shareholder Proposal Rule.

Moreover, whether these two aspects of the proposal are viewed as a single proposal (relating either to stock-based compensation of employees or to the issuance of stock generally) or as two separate proposals, they both relate to ordinary business operations and may properly be omitted from **Sempra Energy's** proxy materials.

These bases for omitting the proposal from **Sempra Energy's** proxy materials are more extensively discussed below.

Omission of Proposal

Ordinary Business Operations - Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the omission from proxy materials of proposals that deal with matters relating to a company's ordinary business operations.

"Ordinary business" is a term-of-art that the Commission has described as "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving **[*6]** the company's business and operations." The Commission has stated that two central considerations support the policy underlying the ordinary business exclusion: First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, a shareholder proposal should not seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgement. See Exchange Act Release No. 34-40018 (May 28, 1998).

As noted above and discussed more fully below, **Sempra Energy** regards Mr. and Mrs. **Crouch's** proposal as, in fact, two separate and distinct proposals that have been improperly combined into a single submission contravening the one proposal limitation of the Shareholder Proposal Rule. But even if viewed as a single proposal relating either to employee stock-based compensation or to the issuance of stock generally, the proposal may properly be omitted from **Sempra Energy's** proxy materials as relating to ordinary business operations. This basis for omission under either **[*7]** view of the proposal is discussed below.

Employee Stock-Based Compensation

It has been the Staff's long-standing position that the ordinary business exclusion encompasses proposals relating to "general compensation issues." See, for example, CoBancorp Inc. (February 22, 1996). The Staff has, however, stated that proposals relating to senior executive compensation are not excludable. See, for example, Reebok International Limited (March 16, 1992). The distinction between senior executive compensation and general compensation issues reflects the Commission's view that only the former has "significant, policy implications" and, therefore, must be included by a company in its proxy materials. See Exchange Act Release No. 34-12999 (November 22, 1976).

This distinction has been followed by the Staff since Chairman Breeden announced the Commission's revised position on executive compensation proposals in 1992. See Executive Compensation Disclosure, Exchange Act Release No. 30,851 (June 23, 1992). In instances where a proposal relating to employee compensation is not specifically limited to the compensation of senior executives, the Staff has found that the proposal involved a company's **[*8]** ordinary business operations and may be properly omitted from proxy materials.

The Staff has consistently applied these principles in reviewing proposals relating to stock option and other stock-based compensation. For example, less than four months ago the Staff concurred in the omission of a proposal to require that options be granted at the highest historical closing price. Archer Daniels Midland Company (August 23, 2000). Also just this year. the Staff concurred in the omission of a proposal to prohibit the granting of options at below grant date fair market value. Bio-Technology General Corp. (April 28,2000). Similarly, again just this year, the Staff concurred in the omission of a proposal to index stock options for inflation. AT&T Corp. (February 28, 2000). See also Shiva Corporation (March 10, 1998) (omission of a proposal to prohibit option repricing); Amgen, Inc. (February 5, 1998) (omission of a proposal to prohibit reload options and repricing); and Central and South West Corporation (November 26, 1996) (omission of a proposal to index stock options for inflation). n2

n2 Indeed, the only recent decisions of which we are aware in which the Staff has failed to concur in the omission of proposals relating to employee stock option and other stock-based compensation are proposals as to which it was unclear if they were directed only to executive officers and in which the Staff permitted the proponent to so amend the proposal as an alternative to omission [see, for example, Aetna, Inc. (February 1, 1999) and SBC Communications Inc. (January 11, 1999)]; proposals raising significant policy issues [see General DataComm Industries (December 9, 1998) (proposal to prohibit option repricing)]; and proposals submitted during the period in which the Staff had determined not to express any view regarding the ordinary business operations exclusion pending the resolution of then ongoing litigation [see San Diego Gas & Electric Corporation (January 10, 1995)]. **[*9]**

Sempra Energy has a 1998 Long Term Incentive Plan and a recently adopted Employee Stock Incentive Plan that permit grants of stock options and other stock-based awards. n3 Neither of these plans limits participation to executive officers. n4 The former permits grants to all "officers and other key employees" of **Sempra Energy** and its subsidiaries and the latter to all employees. During 2000, stock options were granted under the Long Term Incentive Plan to nearly 200 employees of whom only 14 were executive officers. And, with the adoption of the Employee Stock Incentive Plan, the number of non-officer employees receiving stock options and other stock-based grants is expected to significantly increase.

n3 **Sempra Energy** also has a 1998 Non-Employee Directors' Stock Plan in which only non-employee directors may participate.

n4 Nor does either plan permit "repricing" of options which must be granted at an exercise price that is not less than 100% of the fair market value of the option shares on the date of grant.

Mr. and Mrs. **Crouch** were advised by **Sempra Energy** (see Appendix C) that its stock option and stock-based compensation program includes a large number of employees **[*10]** who are not executive officers. However, rather than amend their proposal to relate only to executive officers, they simply revised the related supporting statement to refer specifically to both "executives and employees."

Consequently, if viewed as a compensation proposal, Mr. and Mrs. **Crouch's** proposal clearly is not limited to executive compensation and may properly be omitted from **Sempra Energy's** proxy materials pursuant to Rule 14a-8(i)(7) as relating to general compensation matters and ordinary business operations. n5

n5 In San Diego Gas & Electric Corporation (January 10, 1995), the Staff declined to concur in the omission of a substanially identical proposal submitted by Mr. and Mrs. **Crouch.** (SDG&E is now a subsidiary of **Sempra Energy.**) At that time, however, the Division of Corporation Finance had determined (pending the resolution of litigation) nor to express any opinion with respect to the ordinary business operations exclusion and so stated in its letter. Accordingly, that letter is of no precedential value for the concurrence requested in this letter. In addition, this letter raises other bases for the exclusion of the proposal that were not raised in the earlier request. **[*11]**

General Stock Issuances

It has also been the Staffs long standing position that the ordinary business exclusion encompasses proposals relating to non-extraordinary financing decisions. The many determinations and judgements upon which these decisions are based can properly be made only by corporate management to whom these important but nonetheless recurring and routine business decisions have been properly delegated by shareholders who simply are not in a position to make them.

In 1982, for example, the Staff concurred in the omission of a proposal to require shareholder approval for issuing convertible securities at less than appraised fair value per share. In so doing the Staff noted that the proposal related "to the conduct of ordinary business operations (i.e., establishing limitations on raising capital)." BankAmerica Realty Investors (July 6, 1982). Similarly, in 1983, the Staff concurred in the omission of a proposal to limit sales of shares at less than 20% of book value or 25% of working capital. In so doing the Staff noted that proposal "appears to deal with a matter relating to the conduct of the ordinary operations of the Company (i.e., the terms upon which **[*12]** capital is raised). Shaterproof Glass Corporation (July 21, 1983).

The Staff has reached a similar conclusion on many other occasions. See, for example, Intel Corporation (January 15, 1992) (proposal to restrict number of shares that may be issued); Pacific Gas & Electric Co. (January 26, 1982) (proposal to preclude stock issues to finance plant construction); The Southern Co. (January 29, 1982) (proposal to stop diluting common equity); Consumer Power Co. (January 7, 1981) (proposal to require a shareholder vote to issue shares below book value); and Iowa Light & Power Co. (March 6, 1980) (proposal to require shareholder approval to issue preferred stock).

Consequently, even if viewed as a stock issuance proposal, Mr. and Mrs. **Crouch's** proposal also may be properly omitted from **Sempra Energy's** proxy materials pursuant to Rule 14a-8(i)(7) as relating to the terms upon which capital is raised and ordinary business operations.

Single Proposal Limitation

Rule 14a-8(c) provides that a shareholder may submit only one proposal and accompanying supporting statement for inclusion in a company's proxy materials. The purpose for limiting the number of individual proposals was stated by **[*13]** the Commission in Securities Act Release No. 34-12999 (November 22, 1976), which first placed a limit upon the number of shareholder proposals, as follows:

> "The Commission...has noted that...proponents have exceeded the bounds of reasonableness...by submitting excessive numbers of proposals...Such practices are inappropriate under Rule 14-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents....
>
> "In connection with the above, the Commission is aware of the possibility that some proponents

> may attempt to evade the new limitations through various maneuvers....The Commission wished to make it clear that such tactics may result in...the granting of requests by the affected management's for a "no action" letter concerning the omission from their proxy materials of the proposals at issues.

"

Accordingly, the single proposal limitation applies not only to proponents who submit multiple proposals as separate submissions but also to proponents who submit multiple **[*14]** proposals as elements of a single submission. With respect to the latter, recent Staff interpretations of Rule 14a-8(c) have concluded that multiple elements of an ostensibly single proposal will be treated as multiple proposals for purposes of the one proposal limitation unless they are closely related elements and essential components of a single well-defined unifying concept.

Thus, in Pacific Enterprises (February 19, 1998), the Staff concurred in the omission, as multiple proposals, of a single submission relating among other things to employee compensation, share issuances and repurchases, asset dispositions and debt financing policy. Similarly, in Fotoball Inc. (May 6, 1997), the Staff concurred in the omission, as multiple proposals, of a single submission relating to director stock ownership, director stock compensation and a prohibition on non-employee director services to the corporation.

Also, in Waxman Industries (August 28, 1995), the Staff concurred in the omission, as multiple proposals, of a single submission relating to share conversions and executive compensation. And, in Teco Energy (February 16, 1995) the Staff concurred in the omission, as multiple proposals, **[*15]** of a single submission relating to executive compensation, director qualifications and the creation of an oversight committee. See also, Doskocil Companies Incorporated (May 4, 1994); Delta Air Lines, Inc. (July 9, 1993) Philadelphia Electric Company (January 8, 1993) and MNC Financial, Inc. (March 6, 1991).

The few recent occasions in which the Staff has concluded that multiple elements of a single submission do not constitute multiple proposals are those in which each of the elements are closely related to one another as essential components of a broader but well-defined single matter. For example, in Westinghouse Electric Corporation (January 27, 1995) the Staff declined to concur in the omission, as multiple proposals, of a single submission relating to executive compensation with elements tying compensation to dividends, limiting overall compensation, and terminating bonuses. Similarly, in Ametek, Inc. (February 15, 1994) the Staff declined to concur in the omission, as multiple proposals, of a single submission including several elements of a single board reorganization proposal. See also, Computer Horizons Corporation (April 1, 1993); McDonalds Corporation (December 2, 1992); **[*16]** and Ferrofluidics Corporation (September 18, 1992).

As noted above, **Sempra Energy** regards Mr. and Mrs. **Crouch's** proposal as two separate proposals embedded in a single submission. One proposal relates to employee stock option and stock-based compensation and the other to general stock issuances.

These matters are as or more disparate than the multiple elements of the single submissions in the Fotoball, Inc., Waxman Industries and Teco Energy proposals cited above. And, in each of these, the Staff concurred in the omission of the proposal under the one proposal limitation.

On November 22, 2000, **Sempra Energy** advised Mr. and Mrs. **Crouch** that it regarded their submission as involving multiple proposals contravening the one proposal limitation of Rule 14a-8(c). (See Appendix C.) They were also advised of the 14-day period during which they could reduce the number of their proposals to comply with the Shareholder Proposal Rule. But they have not in any manner revised their proposal to comply with the one proposal limitation.

Consequently, **Sempra Energy** may properly omit Mr. and Mrs. **Crouch's** proposal from its proxy materials as permitted by Rule l4a-8(c) and (f).

Please confirm that the **[*17]** Staff will not recommend to the Commission any enforcement action if Mr. and Mrs. **Crouch's** proposal and supporting statement are omitted from **Sempra Energy's** proxy materials for its Annual Meeting of Shareholders.

To assist **Sempra Energy** in preparing its proxy materials (by avoiding the need otherwise to prepare a response to a shareholder proposal that it believes will be omitted from its proxy materials) I would very much appreciate receiving the Staff's response to this letter by February 10, 2001.

If you have any questions regarding this matter or if I can be of assistance to you in any way, please do not hesitate to telephone me at (619) 696-4373.
Very truly yours,

Gary W. Kyle
Chief Corporate Counsel

Appendix A

Shareholder Proposal

(as amended)

Submitted by Richard G. and Geraldine L. Grouch

RESOLVED:

"Recommend: That no stock options and/or stock derivatives for **Sempra Energy** or subsidiaries be issued except under the following conditions.

1. The exercise price shall not be less than the closing price for any day during the previous two years, the last issue price or the net book value.

2. The exercise price shall also be increased each year by three per **[*18]** cent, plus the yearly inflation rate minus dividends paid. In no case shall the yearly exercise price be reduced.

3. The maximum number of stock options or derivatives issued each year may not exceed two per cent of the number of shares outstanding.

4. Options or derivatives once issued shall not be reissued or the terms changed.

5. No other stock shall be sold at less than 95% of current price."

REASONS: Stock options and derivatives are an excellent tool for rewarding executives and employees for truly outstanding performance. Most plans (including **Sempra Energy)** are structured so even below-average performers may profit. This results in an unwarranted dilution of stockholder equity. Preventing that is the purpose of this proposal.

Sempra recently reduced stock dividends; this can only benefit stock option holders at the expense of shareholders. The only stock option and stock derivative holders are officers and employees of the company. Stock options and derivatives should be granted only for above average long-term performance. Unless an escalation factor is added to the exercise price, the holder may make a profit even though the total performance is below the inflation **[*19]** rate and a 3% return. This is equity dilution.

The split adjusted price per share in January, 1990, was about $ 22.00 per share. It trades in that range today after the best stock market performance in history. Yet due to normal price fluctuation, many option and derivative holders have made a profit resulting in equity dilution.

Appendix B

TO: Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, California 92101-3017

November 13, 2000

We are **Sempra Energy** stockholders of record of 2083 shares of stock and beneficial owners of 2000 shares of stock held in street name with Merrill Lynch account number 213-22627.

At the next annual meeting, we intend to present the following proposal for stockholder consideration.

RESOLVED:

"Recommend: That no stock options and/or stock derivatives for **Sempra Energy** or subsidiaries be issued except under the following conditions.

1. The exercise price shall not be less than the closing price for any day during the previous two years, the last issue price or the net book value.

2. The exercise price shall also be increased each year by three per cent, plus the yearly inflation rate minus dividends paid. In no case shall **[*20]** the yearly exercise price be reduced.

3. The maximum number of stock options or derivatives issued each year may not exceed two per cent of the number of shares outstanding.

4. Options or derivatives once issued shall not be reissued or the terms changed.

5. No other stock shall be sold at less than 95% of current price."

REASONS: Stock options and derivatives are an excellent tool for rewarding executives for truly outstanding performance. Most plans (including **Sempra Energy)** are structured so even below-average performers may be given undeserved rewards. This results in an unwarranted dilution of stockholder equity. Sempra recently reduced stock dividends; this can only enrich stock option holders at the expense of shareholders. The only stock option holders are officers of the company. Officers of the company receive very generous salaries, bonuses, long term incentives and a very generous retirement. Stock options should be granted only for above average long term performance. Unless an escalation factor is added to the exercise price, the option holder may make a profit on the option even though the total performance is below the inflation rate and a 3% return. As shareholders, **[*21]** we do not want any person working for the company who will, not work without an option plan that is in the money before shareholders receive a return of 3% plus inflation.

The split adjusted price per share in January, 1990, was about $ 22.00 per share. It is the same today after the best stock market performance in history. Yet due to normal price fluctuation, many stock option holders have made a profit resulting in equity dilution.

Richard G. **Crouch**
Geraldine L. **Crouch**

Appendix C

Sempra

Energy

101 Ash Street

San Diego, CA 92101-3017

Tel: 619.696.4373

Fax: 619.696.4670

gkyle@sempra.com

November 22, 2000

VIA COURIER
Richard G. and Geraldine L. **Crouch**
1722 Ridgeview Drive
San Diego, CA 92105

Re: **Shareholder Proposal**

Dear Mr. And Mrs. **Crouch:**

This letter will acknowledge **Sempra Energy's** receipt on November 15, 2000, of your letter dated November 13 submitting a proposal for consideration at our next Annual Meeting of Shareholders.

It is unclear from your letter whether you intend simply to present the proposal at the Annual Meeting or are also requesting that, under the Securities and Exchange Commission's Shareholder Proposal Rule, the proposal be included **[*22]** in our proxy statement and form of proxy to be mailed to shareholders. If the latter is your intention, you should so advise us and, under the Shareholder Proposal Rule, you must also provide us with a written statement that you intend to continue to hold through the date of the Annual Meeting a number of our shares which (at the date you submitted your proposal) had a market value of at least $ 2,000. If you do not provide this required statement in a response post-marked, or transmitted electronically, no later than 14 days from the date you receive this letter, we will be permitted to exclude your proposal from our proxy materials.

We also want to call your attention to a number of other deficiencies with respect to your proposal that, under the Shareholder Proposal Rule, may permit us to exclude the proposal from our proxy materials if they are not properly and timely corrected.

The Shareholder Proposal Rule provides that a shareholder may submit no more than one proposal for a particular shareholders' meeting. All of the various elements of your proposal appear to relate to employee stock option and other stock-based compensation except numbered paragraph 5 which appears to have **[*23]** broad general applicability to any issuance of stock. Since it goes well-beyond stock-based compensation issues, we regard this as a distinct additional proposal that has been improperly combined with a compensation proposal. Accordingly, if you do not withdraw one of the two proposals (either numbered paragraphs 1 through 4 or numbered paragraph 5) within the 14-day period discussed above, we may be permitted to exclude both proposals from our proxy materials.

Also, as noted above, we regard your proposals for the most part as relating to general compensation matters, stock options and other stock-based compensation of employees. As such, we believe that under the Shareholder Proposal Rule we may properly exclude the proposal from our proxy materials, as dealing with a matter relating to ordinary business operations. We also believe that it is so excludable to that extent that it relates to general stock issuances.

In addition, the first paragraph of the supporting statement for your proposal incorrectly states that: "The only stock option holders are officers of the company." In fact, **Sempra Energy** grants options to a large number of employees who are not officers. Accordingly, **[*24]** you should either omit or correct this misstatement. A failure to timely do so may also permit us to omit your proposal from our proxy materials for containing materially false or misleading statements.

If the procedural and other deficiencies relating to your proposal that are noted above as well as any other deficiencies are not properly and timely corrected, **Sempra Energy** intends to seek concurrence from the staff of the Securities and Exchange Commission to exclude the proposal from its proxy materials.

If you have any questions concerning this letter, please do not hesitate to contact me at 619/696-4373.

Cordially,

Gary W. Kyle
Chief Corporate Counsel

Appendix D

To: Gary W. Kyle

Chief Corporate Counsel

Sempra Energy

San Diego, California 92101-3017

December 1, 2000

Dear Mr. Kyle:

This letter is in response to your letter of November 22, 2000, concerning our proposed shareholder proposal.

We specifically request that the proposal be included in the proxy statement to be mailed to shareholders. We also intend to be present at the annual meeting.

We have owned company stock for nearly thirty years and will continue to hold it through the date **[*25]** of the annual meeting.

In regard to our phone conversation of November 28, 2000, we intend to leave the proposal in its initial form, but will rewrite the reasons for correction and clarification. Again, we wish to note that this proposal is almost identical to the proposal we submitted for the 1996 Enova annual meeting. That proposal was approved by the Security and Exchange Commission after a very vigorous and detailed objection from Enova.

Please change the REASONS to read as follows:
"stock options and derivatives are an excellent tool for rewarding executives and employees for truly outstanding performance. Most plans (including **Sempra Energy)** are structured so that even below-average performers may profit. This results in an unwarranted dilution of stockholder equity. Preventing that is the purpose of this proposal.

Sempra recently reduced stock dividends; this can only benefit stock option holders at the expense of shareholders. The only stock option and stock derivative holders are officers and employees of the company. Stock options and derivatives should be rewarded only for above average long term performance. Unless an escalation factor is added to the exercise price, **[*26]** the holder may make a profit even though the total performance is below the inflation rate and a 3% return. This is equity dilution. The split adjusted price per share in January, 1990, was about $ 22.00 per share. It trades in that range today after the best stock market performance in history. Yet due to normal price fluctuation, many option and derivative holders have made a profit resulting in equity dilution."

Richard C. **Crouch**
Geraldine L. **Crouch**

Source: Legal > Federal Legal - U.S. > Administrative Agency Materials > Individual Agencies > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **sempra energy and crouch** (Edit Search)
View: Full
Date/Time: Wednesday, November 20, 2002 - 2:39 PM EST

Richard G. and Geraldine L. Crouch
1722 Ridgeview Drive
San Diego, California 92105
619-264-2574

January 7, 2003

Martin P. Dunn
Deputy Director
Securities and Exchange Commission
Washington, D.C. 20549-0402

Re: Your ltr to Sempra Energy dtd 12/19/02 regarding shareholder proposal submitted by Righard G. and Geraldine L.Crouch

Dear Mr. Dunn:

It is requested that you review your decision to not recommend enforcement action against Sempra Energy if they omit the subject proposal from their proxy material, and recommend enforcement action if they do omit it.

A copy of all correspondence on this matter is enclosed.

Careful reading of the proposal will reveal that the only purpose of it is to prevent unwarranted dilution of stockholders equity. This is neither a matter of ordinary business nor an attempt to micromanage the company as claimed by Sempra. It is a concise guideline recommended as corporate policy of basic rules for issuing stock options so as not to dilute stockholder equity.

The fact that options and derivatives are issued to officers and employees is incidental. However, that makes dilution more egregious.

No one can make any rational case that the proposal is not fair and reasonable.

If Sempra prefers, we would change the Reasons to read:

> "Stock options issued in the past have resulted in unwarranted dilution of stockholder equity. These conditions will result in stock options and derivatives issued will be fair to both stockholders and recipients."

As stated in our original letter, "This is proposed as a matter of corporate policy not an ordinary business operation." Sempra Energy appears to have ignored this.

In previous years we have stated that we would be happy to work with Sempra to produce a reasonable stock option plan but have been rejected.

Again, we request that you recommend enforcement action if they omit our proposal from their proxy material.

Sincerely,


Richard G. Crouch


Geraldine L. Crouch

cc: Mr. Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, California 92101-3017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 19, 2002

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated November 20, 2002

Dear Mr. Kyle:

This is in response to your letter dated November 20, 2002 concerning the shareholder proposal submitted to Sempra Energy by Richard G. and Geraldine L. Crouch. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard G. and Geraldine L. Crouch
1722 Ridgeview Drive
San Diego, CA 92105

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated November 20, 2002

The proposal recommends limitations on the issuance of stock options and stock derivatives of Sempra Energy and its subsidiaries.

There appears to be some basis for your view that Sempra Energy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Sempra Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Alex Shukhman
Attorney-Adviser